UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM U-12(I)-B (ANNUAL STATEMENT) Calendar Year 2005

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON
REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF
AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1.	Name and business address of person filing statement.
David C. Harlan Sr. V. P. System Planning and Operations Entergy Services, Inc. 10055 Grogans Mill Rd., Suite 300 The Woodlands, TX 77380
2.	Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
None

3.

Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

V. P. System Planning:
Entergy Arkansas, Inc.
Entergy Gulf States, Inc.
Entergy Louisiana, Inc.
Entergy Mississippi, Inc.
Entergy New Orleans, Inc.

Director:
Entergy Commerce, Inc.
Entergy Nuclear Holding Company #2
System Fuels, Inc.
Entergy Ventures Holding Company, Inc.

President and Chief Executive Officer:
Entergy Ventures Holding Company, Inc.
System Fuels, Inc.
Entergy Commerce, Inc.

Vice President and Treasurer:
Entergy Nuclear Holding Company #2

Vice President:
Varibus L.L.C.

Manager:
Varibus L.L.C.

4.

Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

Position Held: _____________________________________

My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a)

Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

Salary or other compensation
Name of Recipient	During Prior Year (a)	To be received (b)	Person or company from whom received or to be received
David C. Harlan	$33,816	$22,544	Entergy Services, Inc.
5(b)	Basis for compensation if other than salary.

6.

(To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

	(a) Total amount of routine expenses charged to client:	$20,363
	(b) Itemized list of all other expenses:	No other expenses

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as an advanced statement.

Signed: /s/ David C. Harlan	Dated: January 27, 2005